Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

March 10, 2011

Karl Hiller

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Liberty Silver Corp.

Form 10-K for Fiscal Year ended June 30, 2010

Form 10-Q for Fiscal Quarter ended September 30 and December 31, 2010

Filed October 13, 2010

File No. 333-150028

Dear Mr. Hiller:

Please be advised that our law firm serves as legal counsel to Liberty Silver Corp., a Nevada corporation (the “Company”).

This letter is in regards to your comment letter dated March 4, 2011 (the “Comment Letter”).   The Company has received the Comment Letter and is in the process of addressing the comments set forth in the Comment Letter.  However, the Company will not be able to meet the specified response deadline of March 18, 2011.  We anticipate that we will be able to respond to all of the comments on or before March 31, 2011. Accordingly, we respectfully request an extension until March 31, 2011 in which to submit our responses.  Your understanding with this matter is greatly appreciated.

Thank you for your time and assistance with this matter.  Please feel free to contact me if you have any questions regarding the foregoing.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s Gary S. Joiner, Esq.